March 16, 2010

BY EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Attn: Mr. Andrew Mew
           Mr. Robert Babula

RE:	Emtec, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2009 Filed November 25, 2009 Form 10-Q for the Quarterly Period Ended November 30, 2009 Filed January 14, 2010 File No. 000-32789

Dear Mr. Mew:

This letter sets forth the response of Emtec, Inc. (the “Company”) to the comments of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 16, 2010 (the “Comment Letter”). For your convenience, each comment has been repeated in bold type exactly as set forth in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the comment.

Reference in this response to the comment letter of the Staff to “we,” “us,” “our,” or the “Company” are to Emtec, Inc. and its subsidiaries, unless the context specifies or requires otherwise.

Form 10-K for the fiscal year ended August 31, 2009

Management's Discussion of Financial Condition and Results of Operations Consolidated Results of Operations Overview, page 23

1.
In your operating results discussion on page 26, you disclose the various cost containment measures including the eliminations of positions, wage reduction programs and severance costs etc. Please tell us and disclose the amount of these costs recognized in 2009. Further, explain to us and disclose if any of these costs were recognized as a liability as of August 31, 2009 and their impact on your earning trends.

In January 2009, the Company implemented temporary wage reductions for all employees whose earnings were more than $75,000 annually, froze salary increases and implemented many other cost containment measures. During the year ended August 31, 2009, the Company eliminated approximately 24 positions from various selling and administrative departments in the EIS Division. These actions resulted in reducing the Company’s ongoing expense run rate during the first half of 2009. These cost containment measures were offset by several one-time costs in 2009 such as severance, executive recruiting and other professional and merger and acquisition related expenses.

525 Lincoln Drive West  ♦ 5 Greentree Centre, Suite 117 ♦ Marlton, NJ 08053  ♦
 Ph: 856.552.4204  ♦ F: 856.552.4298  ♦ www.emtecinc.com

Securities and Exchange Commission March 16, 2010 Page | 2

The amount of these costs recognized in 2009 were as follows:

•
Elimination of positions: The Company eliminated  non-essential overhead expenses incurred in fiscal year 2009 that will not recur on an ongoing basis. These charges included $149,000 paid to the former owners of Westwood under employment contracts that were not renewed in 2009 (net of ongoing consulting costs paid to one of the former owners), $399,000 paid to a senior executive under an employment contract that was not renewed, compensation paid to other at-will employees whose positions were terminated in fiscal 2009 and $402,000 in sales compensation changes implemented during the year.  These costs will not be an expense of the Company going forward.

•
Temporary wage reductions: Due to the uncertain economic conditions that existed in late calendar 2008, the Company implemented temporary wage reductions in fiscal 2009, which resulted in a $274,000 expense reduction when compared to fiscal 2008.  Full wage rates and salaries were restored beginning August 31, 2009. Therefore, this one-time expense reduction will have no impact on the Company’s future earnings trends.

•
Severance costs: In connection with the elimination of non-essential overhead the Company incurred approximately $249,000 in severance costs that were recorded and paid in fiscal 2009. There were no outstanding restructuring or similar liabilities in connection with these severance costs at August 31, 2009.

•
Executive recruiting: The Company incurred fees of $112,000 in connection with a management launched search for a senior level executive in 2009. The Company made a decision to invest in the business by hiring a new senior executive to grow the business in 2010 and thereafter. As the Company continues to invest in future growth, it may incur additional recruiting fees in fiscal 2010.

  None of these costs were recognized as an ongoing liability as of August 31, 2009.  In response to the Staff’s comment, the Company will provide enhanced disclosure on these cost containment measures and their impact on our earnings trends in future filings.

Critical Accounting Policies. page 34

2.
We note goodwill comprised approximately 17.5% of your total assets as of August 31, 2009. Further, we read your disclosure on page 47 with respect to your market capitalization being less than your total stockholders' equity at August 31, 2009. Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of your goodwill as well as the risks that charges may need to be recorded in future periods. Please refer to Item 303 of Regulation S-K and Section V of SEC Release No. 33-8350. In this regard, tell us and revise your future disclosure to address the following for each  reporting unit:

•	Amount of goodwill allocated to the reporting unit;

•	Percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

Securities and Exchange Commission March 16, 2010 Page | 3

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible, for example: the valuation model assumes recovery from a business downturn within a defined period of time; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The following table presents a summary of the Company’s goodwill by reporting unit at August 31, 2009, as well as critical assumptions used in the valuation of the reporting units at June 1, 2009, the Company’s annual testing date:

	Goodwill
ReportingUnit	$'000	% of total	Discount Rate	Terminal Growth Rate	Years of Cash Flow before Terminal Value	% ReportingUnit Fair Value Exceeds its Carrying Value
Systems Division	$8,817	77.2%	15.6%	4.0%	10	68.8%
Luceo	1,671	14.6%	17.5%	4.0%	10	992.3%
eBAS/Aveeva	70	0.6%	17.1%	4.0%	10	887.7%
KOAN-IT	866	7.6%	17.5%	4.0%	10	4652.0%
Total	$11,424	100.0%

At June 1, 2009, the Company’s market capitalization was less than its carrying value. Since, the Company’s stock does not trade frequently and with the stock price being very volatile, management believes that other valuation methods are more appropriate to reflect the fair value of the Company.

The Company determined the fair value of its Systems Division reporting unit in accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, using an equally weighted combination of the discounted cash flow and guideline company valuation approaches.  For the Company’s remaining reporting units (Luceo, eBAS/Aveeva and KOAN-IT), fair value was determined using the discounted cash flow valuation approach, as in the Company’s opinion, this method currently results in the most accurate calculation of fair value for these reporting units.    The rationale for relying solely on one valuation approach was that these reporting units were all acquired by the Company within the last eighteen months (as of August 31, 2009) and have relatively brief operating histories for which to base a comparison to publicly traded companies under the guideline company valuation approach.

Determining the fair value of a reporting unit requires judgment and the use of significant estimates and assumptions. Such estimates and assumptions include revenue growth rates, operating margins, discount rates, weighted average costs of capital and views on future market conditions, among others. We believe that the estimates and assumptions used in our impairment assessments are reasonable and based on available market information, but variations in any of the assumptions could result in materially different calculations of fair value and determinations of whether or not an impairment is indicated. As part of this analysis, the Company engaged an external valuation firm to review and validate the Company’s impairment analysis to value its goodwill.

Securities and Exchange Commission March 16, 2010 Page | 4

Under the discounted cash flow method, the Company determined fair value based on the estimated future cash flows of each reporting unit, discounted to present value using risk-adjusted discount rates, which reflect the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. Cash flow projections are derived from budgeted amounts and operating forecasts (typically a five-year model) plus an estimate of later period cash flows, all of which are developed by the Company. Subsequent period cash flows are developed for each reporting unit using growth rates that the Company believes are reasonably likely to occur along with a terminal value derived from the reporting unit’s earnings before interest, taxes, depreciation and amortization (“EBITDA”).

Under the guideline company approach, the Company determined the estimated fair value of its Systems Division by comparison to prices paid for similar companies. The search for guideline companies began with examination of reporting public companies which were in similar businesses as the Systems Division. From this list, we identified companies that were similar to the Systems Division business characteristics with regard to product offerings, services performed, growth rates, profitability and size in terms of assets held and volume of sales.   This approach to value is based on the premise that prices paid for the stock of one company can provide an indication of what a willing buyer would be willing to pay for the stock of another company sharing similar characteristics.  More specifically, this approach involves establishing relationships between the price for shares of similar public companies and certain benchmarks such as revenues, earnings, earnings before interest and taxes (“EBIT”) and EBITDA, net income or book value.  In valuing the Systems Division, the Company utilized the multiples of market value of capital (“MVC”) divided by revenue and MVC/EBITDA of the selected guideline companies.  These multiples were applied to the System Division’s operating results for the twelve months ended May 31, 2009 in order to derive a fair value under the guideline company approach.

One of the key assumptions in the five year budgets, which are the basis of the discounted cash flow approach, is the projected revenue growth of each reporting unit.   For each reporting unit, the Company has based its estimate of projected revenue growth on forecasted revenue growth on a macro-level (IT industry and overall US economy) and micro-level (purchasing patterns for specific customers).  For other assumptions in the five year forecasts, the Company projected gross profit margins at close to historical levels, investments in variable selling and management overhead costs to support revenue growth and increased fixed operating costs at the rate of inflation.  To the extent forecasted revenue is not met for a reporting unit, the Company still has the ability to achieve forecasted profitability (EBITDA) by controlling its cost structure.  Annual revenue growth for each reporting unit is forecasted to be at a higher level in the initial five year operating forecast and is gradually decreased to the terminal value growth rate for the remaining years under the cash flow approach.

Key assumptions in the discounted cash flow approach include the discount rate and terminal growth rate.  The discount rate, which is specific to each reporting unit and is used to determine the present value of future debt-free net cash flow stream, is a blended rate combining required rates of return on debt and equity instruments with comparable risk characteristics.  Using such a blended rate appropriately reflects the cost of the debt and equity investment forming the capital of an enterprise, whereas the terminal growth rate at the end of the discrete projection period is determined by using the Constant Growth Valuation Model.  The Constant Growth Valuation Model is based on the assumption that the specific reporting unit will undergo a steady long-term rate of growth in earnings and that the investor purchasing the business has a required rate of return he is willing to accept for his investment.  It assumes a continuing growth in cash flow per annum into perpetuity (consistent with expected real annual growth rate of Gross Domestic Product (“GDP”) plus inflation for the foreseeable future).

Securities and Exchange Commission March 16, 2010 Page | 5

In order to assess the reasonability of its five year budgets, the Company has compared actual to forecasted operating results for each reporting unit from the date of the last impairment test (June 1, 2009) through November 30, 2009. On a company-wide basis, operating results exceed forecasted results from both a revenue and profitability standpoint. On a reporting unit level, there were some small unfavorable variances in actual versus forecasted revenues. However, the unfavorable revenue variances had a minimal impact when comparing actual versus forecasted profitability.

The Company also examined the sensitivity of the fair values of its Systems Division reporting unit by reviewing other scenarios relative to the initial assumptions it used to see if the resulting impact on fair value would have resulted in a different step one conclusion.  Accordingly, the Company performed sensitivity analyses based on a more conservative annual revenue growth in years 1 – 5 of the discounted cash flow approach.  In the first sensitivity analysis, the Company lowered the revenue growth in years 1 -5 of the discounted cash flow approach by one-third (holding all other critical assumptions constant), while in the second sensitivity analysis; the Company lowered the revenue growth by two-thirds in years 1 – 5 of the discounted cash flow approach (holding all other critical assumptions constant).  None of the outcomes of the sensitivity analyses performed impacted the Company’s step one conclusion.  It should be noted that Company did not perform sensitivity analyses on the other reporting units given the relative value of goodwill and the percentage of the reporting unit’s fair value that was in excess of its carrying value.

While the Company has determined the estimated fair values of its reporting units to be appropriate based on the forecasted level of revenue growth, net income and cash flows, in the current market environment it is a reasonable possibility that one of our reporting units may become impaired in future periods as there can be no assurance that the Company’s estimates and assumptions made for purposes of its goodwill impairment testing as of June 1, 2009 will prove to be accurate predictions of the future. Our use of the term "reasonable possibility" refers to a potential occurrence that is more than remote, but less than probable in the Company’s judgment. If Company’s assumptions, particularly forecasted revenue growth rates are not achieved, the Company may be required to record goodwill impairment charges in future periods, whether in connection with our next annual impairment testing on June 1, 2010 or prior to that, if any such change constitutes a triggering event outside of the quarter from when the annual goodwill impairment test is performed.  Potential events and/or changes in circumstances that could reasonably be expected to negatively impact the key assumptions and affect the recovery of our goodwill include:

•
The Company’s revenues are derived from a few major clients, the loss of any of which could cause its results of operations to be adversely affected.  A large portion of the Company’s revenues are drawn from various civilian and military U.S. governmental departments and agencies and local school districts. The following factors could have a material negative impact on the Company’s business.

•	seasonality of federal government and education related business makes future financial results less predictable; and

•
due to its dependence on governments and local school districts demand for IT products, a material decline in overall sales to the government as a whole, or to a certain key agency thereof, and/or the education sector could have a material adverse effect on its results of operations.

Securities and Exchange Commission March 16, 2010 Page | 6

•
The Company’s success with increasing the portion of its revenues derived from IT services and consulting.  If the Company is unsuccessful, it future results may be adversely affected.  The Company’s transition from an emphasis on IT product sales to an emphasis on providing IT services and consulting has placed significant demands on its managerial, administrative and operational resources.  The Company’s ability to manage this transition effectively is dependent upon its ability to develop and improve operational, financial, and other internal systems, as well as its business development capabilities, and to attract, train, retain, motivate and manage our employees.  If the Company is unable to do so, it ability to effectively deliver and support its services may be adversely affected.

•
The Company’s inability to maintain high personnel-utilization rates may adversely impact its profit potentiality.  The most significant cost relating to the services component of the Company’s business is personnel expense, which consists of salaries, benefits and payroll related expenses.  Thus, the financial performance of the Company’s service business is based primarily upon billing margins (billable hourly rates less the costs to us of service personnel on an hourly basis) and utilization rates (billable hours divided by paid hours).  The future success of the services component of the Company’s business will depend in large part upon our ability to maintain high utilization rates at profitable billing margins.

•
The Company’s revenues and expenses are unpredictable. A decrease in revenues or increase in expenses could materially adversely affect its operating results.  The Company’s operating results have been, and will continue to be, impacted by changes in technical personnel billing and utilization rates.  Moreover, the Company expects that downward pricing pressure will persist due to the continued commoditization of computer products.  Further, there are numerous other factors, which are not within the Company’s control that can contribute to fluctuations in our operating results, including the following:

•	patterns of capital spending by clients;

•	the timing, size, and mix of product and service orders and deliveries;

•	the timing and size of new projects, including projects for new clients; and

•	changes in trends affecting outsourcing of IT services.

In response to the Staff’s Comment, the Company will expand its disclosure in future filings to include the information contained in this response in order to address for each reporting unit the factors listed in the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page 38

3.	We note the auditors’ report was not signed. Please provide conforming signature of your auditors in future filings. Refer to Rule 2-02 of Regulation S-X.

The Staff’s comment is noted and the Company will provide the conforming signature of its auditors in future filings in accordance with Rule 2-02 of Regulation S-X.

2. Summary of Significant Accounting Policies, page 43

Goodwill, page 46

Securities and Exchange Commission March 16, 2010 Page | 7

4.
We note goodwill and intangible assets comprise a significant amount of your total assets. Please tell us and expand this note in future filings to include, for example, the reporting level at which the impairment tests for goodwill are performed. Refer to FASB ASC Topic 350 (intangibles — Goodwill and Other).

Goodwill is tested for impairment at one level below an operating segment (also known as a component) in accordance with the guidance of FASB ASC Topic 350. These reporting units are comprised of Systems Division, KOAN-IT, Luceo and eBAS/Aveeva. The Staff’s comment is noted and the Company will expand its footnote disclosures in future filings to include the reporting levels at which the impairment tests for goodwill are performed.

5.
Please provide us and disclose, in future flings, a rollforward schedule of your goodwill carrying amount by reportable segment for all periods presented in accordance with paragraph 50-1 of FASB ASC Topic 350.

With the acquisitions of Luceo, eBAS, Aveeva, KOAN-IT and certain assets of EMS, the Company divides its operating activity into two reportable segments: Emtec Infrastructure Services Division (“EIS”) and Emtec Global Services Division (“EGS”). EIS consists of the Company’s historical business (“Systems Division”) which includes Emtec NJ, Emtec LLC, Emtec Federal and the business service management solutions offered by KOAN-IT and KOAN-IT(US). EGS is the Company’s enterprise applications services solutions and training business including Luceo, eBAS and Aveeva.   Further, the Company has determined goodwill is tested for impairment at one level below an operating segment (also known as a component). These reporting units consist of Systems Division, KOAN-IT, Luceo and eBAS/Aveeva.

The changes in the carrying amount of goodwill for the years ended August 31, 2008 and 2009, by reportable segments are as follows:

($000s)	EIS	EGS	Total
Balance at September 1, 2007	$9,014	$-	$9,014
Goodwill acquired during the year	-	1,719	1,719
Reduction in goodwill arising from adoption of FIN 48	(35)	-	(35)
Balance at August 31, 2008	$8,979	$1,719	$10,698

Balance at August 31, 2008	$8,979	$1,719	$10,698
Goodwill acquired during the year	821	-	821
Foreign currency translation effect of Canadian goodwill	44	-	44
Increase in goodwill arising from FIN 48 adjustment to eBAS/Aveeva purchase accounting	-	23	23
Reduction in goodwill arising from settlement of tax uncertainties associated with April 16, 2004 merger	(162)	-	(162)
Balance at August 31, 2009	$9,683	$1,741	$11,424

The Staff’s comment is noted and the Company will provide the rollforward schedule of its goodwill carrying amount by reportable segment as set forth above in future filings.

Securities and Exchange Commission March 16, 2010 Page | 8

Identifiable Intangible Assets, page 47

6.
It appears you are using the straight-line method for amortizing your customer relationship intangible assets. Paragraph 35-6 of FASB ASC Topic 350-30 states the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up and if that pattern cannot be reliably determined, then a straight-line amortization method should be used. Explain how you concluded the straight-line amortization method was appropriate. In addition, please tell us what pertinent factors were considered in your determination of useful lives of your customer relationship. We note you disclose a wide range of useful lives from 5 to 15 years. In this regard, identify for us the customer relationship with 15 year useful life and explain to us how their lives are reasonable in your circumstances. Please be detailed in your response. We may have further comment.

Below is a schedule that summarizes acquired customer relationships by acquisition for the Company along with related useful life:

	$'000s
Acquisition	Basis	Accumulated Amortization @ 8/31/09	Adjusted Basis @ 8/31/09	Useful Life (Years)	Amortization Method
Emtec	$8,378	$(2,273)	$6,105	15	Straight-Line
Westwood	284	(116)	167	13	Straight-Line
Luceo	1,300	(209)	1,091	9	Straight-Line
eBAS/Aveeva	2,900	(610)	2,290	5	Straight-Line
KOAN-IT	1,237	(113)	1,123	6	Straight-Line
Total	$14,098	$(3,322)	$10,776

The amounts ascribed to customer relationship are being amortized on a straight-line basis over 5-15 years. The Company’s customer relationship intangible assets have finite useful lives, but the precise length of those lives cannot be known. Therefore, the Company amortizes these assets using its best estimate as to their useful lives. The Company cannot determine patterns in which the economic benefits of its customer relationship intangible assets are realized. Therefore, in accordance with Paragraph 35-6 of FASB ASC Topic 350-30, the Company uses straight-line amortization over the estimated useful lives of these assets. The Company does business with its customers on a purchase order basis. Customer purchase trends usually have some element of cyclicality due to the normal industry life cycles of technology products and services. Therefore, sales volumes with any particular customer can go up or down from year-to-year.

The Company examined historical trends in customer attrition as well as revenue attrition in determining the most appropriate useful lives of the customer relationship assets acquired. For example, if an acquired customer relationship had an annual revenue attrition rate of 12%, the average lifespan of a customer is six years (alternatively, this is the point at which half the customer base will no longer be a customer).

Securities and Exchange Commission March 16, 2010 Page | 9

The Company recognized an $8,378,166 customer relationship intangible asset from its acquisition of Emtec, Inc. (formerly “Emtec-NJ”) at August 5, 2005. As a best estimate, the Company established a 15 year useful life for this asset primarily due to its expectation that the strong customer loyalty that the acquired business had historically experienced would continue. The Company does business with its customers on a purchase order basis. Customer purchase trends usually have some element of cyclicality due to the normal industry life cycles of technology products and services. Therefore, sales volumes with any particular customer can go up or down from year-to-year. However, our Emtec-NJ business unit has maintained longstanding relationships with its major customers, which have continued after the acquisition. These major customers include primarily large business organizations, state and local governments, local school districts and other large and mid-sized companies throughout the United States. During the purchase accounting process, the Company identified the major customers as of August 5, 2005 and analyzed the average annual revenues from these customers for the prior four year period (fiscal 2002-2005). Average annual revenues for the four years were approximately $81 million. The Company has monitored its revenue trends from this customer base each year since the acquisition. Average annual revenues from these major customers for the four years ended August 31, 2009 (fiscal 2006 – fiscal 2009) was approximately $77 million. As expected, the Company has experienced minimal attrition in the revenues that it earns from the customer relationships acquired at August 5, 2005. Therefore, based on its continued experience with these customers, the Company believes that the 15 year estimated useful life that was established for this asset in 2005 is reasonable under the circumstances. The Company utilized similar methodologies for ascribing the useful lives of the customer relationship assets associated with Westwood, Luceo, eBAS/Aveeva and KOAN-IT and believes the assigned useful lives are appropriate.

Based on the above, the Company believes that the straight-line method of amortization customer relationship assets and the useful lives assigned to each of the customer relationship assets is appropriate. The Company has and shall continue to evaluate the remaining useful lives of its customer relationship intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization.

3. Acquisitions, page 53

7.	We note the acquisitions of Koan-IT, eBAS, and Aveeva contain the potential obligations to pay additional cash if certain performance targets are met. Please tell us and disclose the terms of these performance targets. Further, explain to us how you will account for the contingent consideration in the financial statements. In this regard, please explain and clarify in your disclosures if such consideration will be part of the purchase price or future compensation expenses. Please cite for us the applicable accounting literature utilized to reach your conclusion.

In response to staff’s comment, we are providing supplementally a schedule detailing the terms of the performance targets associated with these contingent payments in connection with the acquisitions of Luceo, eBAS/Aveeva and KOAN-IT. The Company believes that the detailed terms of these performance targets are not material to investors and therefore not required to be disclosed in the quarterly and annual reports of the Company on Form 10-Q and Form 10-K. However, the terms of these contingent payment agreements are publicly available to investors since each of the agreements in which these terms are included were filed as exhibits to the Company’s periodic reports at the time each of the companies were acquired.

To the extent performance targets are achieved for the above referenced acquisitions, the Company will treat the contingent payments as additional purchase price and increase goodwill. This treatment is supported by the following factors as provided in FASB Codification 805-10-55, formerly SFAS 141 and EITF 95-8:

Linkage of continuing employment and contingent consideration – the Company’s subsidiaries have entered into employment agreements with the former shareholders of Luceo and eBAS/Aveeva and certain of the former shareholders of KOAN-IT. However, the contingent payment arrangement will not be forfeited if the former shareholders’ employment with the Company terminates. ASC 805-10-55-25 provides that arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.

Securities and Exchange Commission March 16, 2010 Page | 10

Initial consideration paid was on the low end of the internal valuation range established by the Company – in the acquisitions of Luceo, eBAS/Aveeva and KOAN-IT, the Company developed a view on purchase price based on many factors (including historical profitability, growth potential, management, product/service offering, geographic area served, etc). Expressed as a multiple of EBITDA, the purchase price paid, assuming that all contingent consideration was earned and paid, was generally on the high end of the Company’s internal valuation range for each acquisition. However, the transaction terms in each acquisition were structured to provide for contingent payments based on the future earnings of the acquired company. This resulted in the total initial consideration paid in the form of cash at closing and notes equaling a value below the total possible consideration. We have also provided supplementally a table that summarizes the structure of the overall consideration. Accordingly, if the initial consideration transferred at the acquisition date is based on the low end of the Company’s internal valuation range for the acquired companies, this factor suggests that the contingent payments are indeed additional consideration.

Level of compensation to former shareholders – as stated above, the Company’s subsidiaries entered into employment agreements with certain former shareholders of the acquired companies. The annual compensation in the employment agreements was set based on the duties and responsibilities of the former shareholders within the Company’s organization for similarly situated employees. Since the former shareholders’ compensation is at a reasonable level compared to that of other key employees in the combined entity, this factor would also indicate that the contingent payments are additional consideration rather than compensation for services rendered.

Contingent payment formula – as stated above, the Company developed a purchase price based on many factors (including historical profitability, growth potential, management, product/service offering, geographic area served, etc) which in discussions among the parties was expressed as a multiple of EBITDA for the acquired companies. This would suggest that the obligation to pay contingent consideration is a portion of the purchase price for the acquired business and that the formula is intended to establish or verify the fair value of the acquired business. Whereas, a contingent payment that is a specified percentage of earnings (as opposed to a payment being made only in the event that agreed upon performance targets are met) might suggest that the obligation to employees is a profit-sharing arrangement intended to compensate employees for services rendered.

The Staff’s comment is noted and the Company will clarify in future filings that any contingent payments associated with the acquisitions of Luceo, eBAS/Aveeva and KOAN-IT will be considered additional purchase price in a manner consistent with this response.

5. Inventories, page 55

Securities and Exchange Commission March 16, 2010 Page | 11

8.	We note your inventory reserve amounts remained unchanged from FY2008 to FY2009; however, we note significant increase in your inventory from $902,000 in FY 2008 to $4,638,000 in FY 2009. In this regard, tell us and disclose how you determine the inventory markdowns and how you reasonably determined that the related reserve amount as of August 31, 2009 is adequate.

At August 31, 2009, net inventories increased from August 31, 2008 primarily due to timing of various computer roll-out projects for various federal agencies, for which the Company already had purchase orders from these entities. The Company’s total inventory consists of two types of inventory: (i) inventory for which the Company has purchase orders from its clients and, (ii) extra inventory on hand as result of cancelled orders returns from its clients and parts inventory on hand. Although, the Company’s total inventory increased from $902,000 in FY 2008 to $4,638,000 in FY 2009, the Company’s inventory reserve amounts remained consistent from FY 2008 to FY 2009. This is primarily because the Company’s extra inventory for which it did not have purchase orders in hand from its clients decreased to $557,000 at August 31, 2009 from $609,009 at August 31, 2008. The Company determines the inventory markdown based on the age of any inventory in its warehouse for which the Company does not have client purchase orders on hand. The Company’s historical experience has generally been that if it has a purchase order in hand from a client, that inventory will ultimately be shipped and paid for. Based on the total value of the extra inventory of $557,000 at August 31, 2009 and the age of the extra inventory, based on its historical experience the Company believes that the reserve balance of $228,000 was adequate.

11.Stock-Based Compensation and Warrants, page 61

9.
We note your issuance of stock warrants during 2005 in which you are obligated to issue a variable number of common shares, in the aggregate, equal to 10% of the then total issue and outstanding, measured on a post-exercise basis, at any date during the five year term of the warrants. We also note their fixed aggregate exercise price of $3.7 million, but the exercise price per warrant will vary based on the number of shares issuable under the warrants. In this regard, it appears you classified the warrants within equity rather than liabilities. However, it appears that you should have recorded the warrants at inception as a liability and mark to market the change in their fair values through earnings for each reporting period. Please explain to us your accounting for the warrants in detail. We refer you to the guidance within paragraph 25-14 of FASB ASC Topic. 480-10. We may have further comments.

RECOGNITION PRIOR TO SEPTEMBER 1, 2009

The Company confirms that the outstanding stock warrants issued pursuant to the August 5, 2005 business combination have historically been classified within equity through the Company’s year end August 31, 2009 (Please see below for accounting treatment effective beginning September 1, 2009 -- the Company’s effective date of EITF 07-05).

As background information, the terms of the warrants provide the warrant holders with a 5 year option to purchase common stock from the Company representing, in the aggregate, a 10% ownership interest in the Company for a fixed aggregate exercise price to be paid by the warrant holders of $3.7 million.  The warrant contracts do not impose any fixed or conditional obligations on the Company to redeem “in-the-money” warrants in exchange for cash or other property.  The warrant contracts do give the warrant holders the right to redeem “in-the-money” warrants in exchange for an amount of the Company’s common stock of equivalent intrinsic value.  Therefore, the Company does have a conditional obligation to issue a variable number of common shares to settle the warrant contracts within the meaning of paragraph 25-14 of FASB ASC Topic 480-10 .

As noted above, prior to September 1, 2009, the outstanding stock warrants were classified within equity. Management evaluated the appropriate accounting treatment during the term of the warrant  including FASB 133, “Accounting for Derivative Instruments and Hedging Activities”, FASB 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity Status”, EITF 01-06, “The Meaning of Indexed to a Company’s Own Stock,” and, EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, and set forth below is the accounting guidance that the Company utilized for this treatment.

Securities and Exchange Commission March 16, 2010 Page | 12

Paragraph 25-14 of FASB ASC Topic 480-10 (formerly FASB 150, paragraph 12) states that a financial instrument that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

Management’s Determination:  The monetary value of our conditional obligation was not fixed or known at inception. The monetary value of our conditional obligation varies based upon the value of our common stock.  Currently and for the entire period since issuance of the warrants, the warrant contracts have been underwater (i.e., the exercise price is higher than the market price of the underlying shares).  The monetary value of the conditional obligation therefore will be zero as long as the warrant contracts are underwater.

b.	Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor’s S&P 500 Index)

Management’s Determination:  The monetary value of our conditional obligation is based solely upon variations in the fair value of our equity shares. The value of our conditional obligation under the warrants varies based upon the aggregate number of shares which would be necessary to represent a 10% ownership interest in the Company.  As of November 30, 2009, the exercise price of the warrants was $2.17 per share.  The monetary value of our conditional obligation will continue to be zero unless our stock trades above the exercise price of the warrants before the expiration date of the warrants.  Therefore, the monetary value of our conditional obligation varies upon the fair value of our equity shares.

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled)

Management’s Determination:  The monetary value of our conditional obligation varies directly with changes in the fair value of our equity shares. The warrants contracts give the warrant holders the option to “call” our stock.  Therefore, the monetary value of our conditional obligation directly correlates to the movement in the trading price of our stock.

In summary, the monetary value of our conditional obligation to issue a variable number of shares under the warrant contracts issued pursuant to our August 5, 2005 business combination does not meet any of the three criteria that would require liability classification outlined in paragraph 25-14 of FASB ASC Topic 480-10. Therefore, we believe that prior to September 1, 2009 equity classification was appropriate.

Management also considered the related transition dates for these instruments found in FSPs FAS 150-1 and 150-5.  Management noted the warrants are not put warrants and the warrants cannot be settled in cash, nor can the shares underlying the warrant be sold back to the Company by the warrant holder for any reason.

Securities and Exchange Commission March 16, 2010 Page | 13

Management also evaluated the instrument to determine if it meets the scope of the exception in FAS 133, paragraph 11.a such that the Company shall not consider the contract to be a derivative instrument. These requirements are that:

a.	The instrument is indexed to the Company’s own stock (formerly evaluated using EITF 01-06) and

b.	The instrument is classified as stockholders’ equity.

Management noted the answer to the two requirements above is “yes”, therefore the Company should not consider the contract to be a derivative instrument. Management considered previous authoritative literature in EITF 01-06 “The Meaning of Indexed to a Company’s Own Stock,” paragraph 5, and concluded that the instrument is indexed to the Company’s own stock. Management notes that the criteria for determining if an instrument was indexed to the Company’s own stock was superceded by EITF 07-05, as documented on the next page. In evaluating requirement “b” above, Management considered whether the instrument meets all of the eight criteria in EITF Issue 00-19, specifically paragraphs 12 - 32. Management has concluded that the instrument does meet all of the eight criteria as noted below:

1)	The contract permits the company to settle in unregistered shares;

Management’s Determination: Yes.  There is no requirement in the agreement to deliver registered shares.

2)
The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding:

Management’s Determination:  Yes.

3)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement;

Management’s Determination: Yes.  The agreement is a set percentage of the outstanding stock.  We concluded that there is such a limitation as the issuance of additional shares in within the Company's control.

4)	There is no required cash payments to the counterparty in the event the company fails to make timely filings with the Commission;

Management’s Determination: Yes.

Securities and Exchange Commission March 16, 2010 Page | 14

5)
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sale proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there in no cash settled "top-off");

Management’s Determination: Yes.

6)	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares;

Management’s Determination: N/A

7)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract;

Management’s Determination: Yes.

8)	There is no requirements in the contract to post collateral at any point or for any reason.

Management’s Determination: Yes.

Based upon the above, Management concluded that the warrants were appropriately classified as equity instruments.

RECOGNITION EFFECTIVE SEPTEMBER 1, 2009

Effective as of September 1, 2009 (the first day of the Company’s new fiscal year ending August 31, 2010), Management has considered the FASB Accounting Standards Codification (effective for interim periods  after September 15, 2009), of which certain literature was originally documented in EITF 07-05  “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock Abstract,” to determine if liability treatment would be necessary for the outstanding stock warrants issued pursuant to the August 5, 2005 business combination. In analyzing the effect of EITF 07-05, Management evaluated whether the Company’s warrants were indexed to the Company’s stock.  Under the 2 Step approach defined in EITF 07-05, as opposed to the results determined using EITF 01-06, the Company’s warrants are not indexed to the Company’s stock and liability treatment would be applicable effective September 1, 2009.  The Company calculated the fair value of the liability  using an acceptable valuation model (Black-Scholes method)  and inputted the appropriate assumptions and determined that the initial adjustment under this new codification amounted to approximately $200,000 as of the date of implementation (September 1, 2009). Management has not recorded this adjustment as of the date of implementation (September 1, 2009) because it believes that it is not material in relation to the Company’s $65 million balance sheet as of September 1, 2009 or the Company’s operations through the warrant expiration date of August 5, 2010. The Company calculated an approximate gain of $40,000 for the Company’s first quarter ended November 30, 2009 related to mark to market accounting for these warrants. Management has not recorded this adjustment because it believes that this adjustment to the results of operations for the quarter ended November 30, 2009 is not material in relation to the Company’s net income of $1.4 million for the period. In evaluating and assessing materiality, management considered both quantitative and qualitative factors, and guidance provided in Staff Accounting Bulletin No. 99.

Securities and Exchange Commission March 16, 2010 Page | 15

The Staff’s comment is noted and Management confirms that on the Company’s 10-Q for the 2nd quarter ended February 28, 2010 will include the following disclosure similar to below

Warrants

On August 5, 2005, the Company issued certain stockholders stock warrants that evidence the obligation of the Company to issue a variable number of shares, in the aggregate, equal to 10% of then total issued and outstanding shares of the Company’s common stock, measured on a post-exercise basis, at any date during the 5-year term of the warrants, which ends August 5, 2010.  The aggregate exercise price of these warrants is fixed at $3.7 million. The exercise price per warrant will vary based upon the number of shares issuable under the warrants. The number of shares issuable under the warrants totaled 1,749,151 and 1,676,069 shares, with an exercise price of $2.11 and $2.21 per share, as of February 28, 2010 and February 29, 2009, respectively. The outstanding warrants were anti-dilutive for the six months ended February 28, 2010 and February 29, 2009 because the exercise price was greater than the average market price of the Company’s common shares.

Effective September 1, 2009, the Company adopted FASB Accounting Standards Codification, which includes the applicable authoritative literature relating to the recording and disclosure of warrants, formerly included in EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. The adoption of these standards related to the above mentioned warrants did not have a material impact on the Company’s financial statements.

15. Segment Information. page 63

10.	We note in your revenue recognition policy in Note 2 on page 45 and elsewhere in the filing that you offer many different type of product and services. As such, please expand your disclosure to provide the amount of revenues for each product and service or each group of similar products and services. If providing the information is impracticable, please disclose that fact. Refer to paragraph 40 FASB Topic ASC paragraph 280-10-50.

The Company is an information technology (“IT”) systems integrator, providing consulting, staffing, application services and infrastructure solutions to commercial, federal, education, state and local government clients. The Company’s specific practices include IT consulting, communications, data management, enterprise computing, managed services, business service management solutions, training, storage and data center planning and development and staff augmentation solutions.

It is impracticable for the Company to report the revenues from external customers for each of its products and services or each group of similar products and services offered. However, the Staff’s comment regarding the required disclosure is noted and in future filings the Company will disclose that providing such information is impracticable in accordance with paragraph 40 FASB Topic ASC paragraph 280-10-50.

Securities and Exchange Commission March 16, 2010 Page | 16

Form 10-Q for the Quarterly Period Ended November 30, 2009

11.	Refer to Note 6 on page 14. Explain in detail why there had been no change in the allowance for doubtful accounts since August 31, 2009 in light of the significant increase in the accounts receivable amounts from $29.8 million to $41.7 million since August 31, 2009.

The Company’s allowance for doubtful accounts as of November 30, 2009 was $335,000, compared with $304,000 as of August 31, 2009. Trade receivable amounts increased to $41.7 million as of November 30, 2009, compared with $29.8 million as of August 31, 2009. The Company provides an allowance for doubtful accounts based on the credit risk profile of its specific clients, historical experience and other indentified risks. Trade receivables are carried at original invoice less an estimate made for doubtful receivables, based on historical experience and review by management of all outstanding amounts at the end of each reporting period. The receivables are considered delinquent when payment is not received within standard terms of sale and are charged-off against the allowance for doubtful accounts when management determines that recovery is unlikely and ceases its collection efforts.

Based on the detail review of credit risk by clients, historical experience of bad-debts and detail review of all outstanding amounts as of November 30, 2009, the Company believes that the allowance for doubtful accounts of $335,000 was adequate even though there was a significant increase in the accounts receivable amount from $29.8 million to $41.4 million since August 31, 2009. The Company revenues, by client type, consist of the following (in thousands):

	For the Three Months Ended
	November 30, 2009
Departments of the U.S. Government	$41,400	56.3%
Canada Government Agencies	349	0.5%
State and Local Governments	1,057	1.4%
Commercial Companies	13,599	18.5%
Education and other	17,172	23.3%
Total Revenues	$73,577	100.0%

Our clients are primarily large business organizations, departments of the United States and Canada’s federal, state and local governments, and local school districts and other large and mid-sized companies throughout the United States and Canada. Approximately 81.5% of the Company’s revenue was from various governmental agencies during the three months ended November 30, 2009, which traditionally are not high credit risks. Based on the significant portion of our revenues coming from governmental agencies, historical experience of bad-debt and detailed review of all outstanding invoices, the Company determined that its allowance for doubtful accounts of $335,000 as of November 30, 2009 was appropriate.

Securities and Exchange Commission March 16, 2010 Page | 17

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EMTEC, INC.

By:	/s/ Gregory Chandler
Gregory Chandler
Chief Financial Officer